KELSO TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2002

(unaudited – prepared by management)

Consolidated Balance Sheet

Consolidated Statement of Operations and Deficit

Consolidated Statement of Cash Flows

Notes to the Consolidated Financial Statements

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

Three Months Ended November 30, 2002

(unaudited – prepared by management)

	Three Months Ended November 30, 2002	Three Months Ended November 30, 2001
Revenue	$ -	$ -
Expenses:		
Accounting and legal	$ 3,368	$ 15,255
Advertising	600	245
Amortization	550	1,008
Automobile	2,212	1,950
Bank charges and interest	219	493
Consulting	39,732	14,019
License and fees	3,552	3,284
Management fees	24,550	20,550
Office	4,892	1,235
Rent	2,527	2,528
Telephone	1,772	1,235
Travel and promotion	5,279	4,461
	$ 89,253	$ 66,263
Loss before the undernoted	$ (89,253)	$ (66,263)
Interest income	264	646
Research and development costs	(46,458)	(33,594)
Net loss for the period	$ (135,447)	$ (99,211)
Deficit, beginning of period	(5,492,197)	(5,069,408)
Deficit, end of period	$ (5,627,644)	$ (5,168,619)

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

Three Months Ended November 30, 2002

(unaudited – prepared by management)

	Three Months Ended November 30, 2002	Three Months Ended November 30, 2001
Cash flows from (used in) operating activities		
Net loss for the period	$ (135,447)	$ (99,211)
Add: item not affecting cash		
- amortization	550	1,008
	$ (134,897)	$ (98,203)
Changes in other non-cash working capital		
Goods and Services Tax receivable	1,501	(653)
Accounts payable and accrued liabilities	(32,108)	(213,272)
	$ (165,504)	$ (312,128)
Cash flows used in investing activities		
Purchase of capital assets	$ -	$ (1,523)
Cash flows from financing activities		
Issuance of common shares	$ 207,147	$ 559,311
Increase in cash during the period	$ 41,643	$ 245,660
Cash, beginning of period	92,492	6,732
Cash, end of period	$ 134,135	$ 252,392

KELSO TECHNOLOGIES INC.

QUARTERLY REPORT

SCHEDULE B

Three Months Ended November 30, 2002

1. No deferred costs were incurred during the period.

2. Related Party Transactions

Related parties are directors and officers, companies controlled by the directors and a company whose principal is an officer of the company.

The following summarizes the company's related party transactions for the period:

Consulting	$	39,675
Management fees	$	20,550
Rent	$	2,528
Research and Development	$	46,450

These transactions are in the normal course of operations and are measured at the exchange amounts, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable are $71,924 to related parties.

3. a) Summary of Securities Issued During the Period:

Date	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration
02/11/07	Common	Private Placement	1,071,470	$0.10	$ 107,147	Cash
02/11/07	Common	Private Placement	2,000,000	$0.05	$ 100,000	Cash

ii) Warrants Outstanding at November 30, 2002

Number of Shares	Exercise Price	Expiry Date
60,000	$0.10	September 18, 2003
1,289,770	$0.10	September 20, 2003
721,200	$0.10	September 21, 2003
127,650	$0.10	September 24, 2003
155,300	$0.10	October 1, 2003
1,838,620	$0.10	October 2, 2003
1,028,442	$0.10	October 3, 2003
62,120	$0.10	October 5, 2003
75,000	$0.16	April 23,2004
200,000	$0.10	July 20, 2004
2,000,000	$0.05	November 4, 2004
1,071,470	$0.10	October 28, 2004

d) Escrowed Shares

750,000 common shares issued at $0.01 per share are held in escrow.

5. List of Directors

John Carswell
Stephen Louis Grossman
Bryce Stewart

List of Officers

John Carswell – Vice President, Corporate Communications
Stephen L. Grossman – President and CEO
D. Brian Hay – Vice President, Corporate Affairs and Development
Barry LaCroix – Vice President of Engineering
Harley D. Sinclair – Secretary

Subsequent Events

Subsequent to November 30, 2002, the Company has completed the first year of a two-year AAR Service Trial and the Company is now in the process of seeking AAR approval in order to begin commercialization of its JS75 SRV Pressure Relief Valve. The approval would be related to non-regulated commodities being transported by general-purpose railroad tank cars. At the end of the second year, the Company will seek approval for regulated commodities being transported by general-purpose railroad tank cars.

Through October 31, 2002, the thirty Service Trial tank cars averaged approximately 14,323 miles per tank car. The requirement for all twelve months is an average of 5,000 miles per tank car. Therefore surpassing the AAR minimum mileage requirement with still one month to go in the first year of the trial.

As at this date, Mr. Grossman has accrued unpaid management consulting fees in the approximate amount of $68,500.00.

If you have any questions, please feel free to contact Kelso at 1-604-899-1274.

Kelso thanks you...

Stephen L. Grossman, President and C.E.O.
Kelso Technologies Inc.